Exhibit 99.26

GREENBROOK TMS INC.

REPORT UNDER NATIONAL INSTRUMENT 51-102

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted upon at the Annual Meeting of Shareholders of Greenbrook TMS Inc. (“Greenbrook”) held on June 29, 2020 (the “Meeting”). Each of the matters set out below is described in greater detail in the Notice of Annual Meeting of Shareholders and Management Information Circular dated May 19, 2020, mailed to shareholders prior to the Meeting.

Election of Directors

The election by the shareholders of the following nominees as directors of Greenbrook until the next annual meeting following their election or until their successors are elected or appointed was approved by shareholders without a ballot being conducted. The following represents the proxies received with regard to such matter:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Brian P. Burke	19,157,451	99.98%	3,000	0.02%
Colleen Campbell	19,160,451	100.00%	0	0.00%
Sasha Cucuz	19,157,451	99.98%	3,000	0.02%
Adrienne Graves, Ph.D.	19,157,451	99.98%	3,000	0.02%
Bill Leonard	19,157,451	99.98%	3,000	0.02%
Adele C. Oliva	19,160,451	100.00%	0	0.00%
Frank Tworecke	19,157,451	99.98%	3,000	0.02%
Elias Vamvakas	19,149,451	99.94%	11,000	0.06%

Appointment of Auditors

The appointment by the shareholders of KPMG LLP as auditor of Greenbrook and the authorization of the directors of Greenbrook to fix the auditor’s remuneration was approved without a ballot being conducted. The following represents the proxies received with regard to such matter:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
20,533,883	99.99%	3,000	0.01%

Dated this 29th day of June, 2020.

GREENBROOK TMS INC.

By:	“Erns Loubser”
	Name:	Erns Loubser
	Title:	Chief Financial Officer